

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2011

<u>Via E-Mail</u>
John De Meritt, Chief Executive Officer
Francesca's Holdings Corporation
c/o Francesca's Collections, Inc.
3480 W. 12th Street
Houston, TX 77008

     Re: Francesca's Holdings Corporation
              Amendment 2 to Form S-1
              File No. 333-173581
              Filed June 14, 2011

Dear Mr. De Meritt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed June 14, 2011

The Offering, page 6

1.   We note your disclosure that all information in the prospectus relating to the number of shares of your common stock to be outstanding immediately after the offering "excludes 2,416,446 shares of common stock issuable upon the exercise of options outstanding as of…" Please tell us if the 2,416,446 includes shares issued upon the exercise of options after April 30, 2011, as disclosed on page II-3.

Use of Proceeds, page 40

2.   Please revise the statement that the underwriters will receive "a portion of the net
        proceeds" in repayment of the credit facility to clarify that all of the proceeds used to
        repay the credit facility will be paid to the underwriters.

Management's Discussion and Analysis, page 50

Results of Operations, page 55

Thirteen Weeks Ended April 30, 2011 Compared to Thirteen Weeks Ended May 1, 2010, page
56

3.   We note that the net sales increase of $15.8 million was attributable to a $3.2 million
        increase from comparable boutique sales, $4.4 million increase from non-comparable
        boutique stores that opened in the thirteen weeks ended April 30, 2011, and $0.3 million
        increase from higher e-commerce sales. For each comparative period presented, please
        revise to provide a narrative discussion of the extent to which the increases in net sales
        are attributable to increases in prices or to increases in the volume or amount of goods or
        services being sold or to the introduction of new products or services. Refer to Item
        303(a)(3)(iii) of Regulation S-K.

Liquidity and Capital Resources, page 63

Cash Flow, page 63

Investing Activities, page 65

4.   We note on page 66 that you anticipate the average cost of leasehold improvements,
        furniture and fixtures for new boutiques planned to open in fiscal year 2011 will be
        approximately $181,000 per boutique, before tenant allowances of approximately
        $70,000. We further note that you opened 42 boutiques during the thirteen weeks ended
        April 30, 2011 (page 56) and that your total capital expenditures were approximately $6.2
        million, or approximately $147,000 per store. Please revise to include disclosure of the
        effects of tenant allowances on your capital expenditures for the thirteen weeks ended
        April 30, 2011 similar to that which you provide on page 66 for fiscal 2010. Also revise
        to include a discussion of the differences between the average capital expenditures for
        new boutiques for the thirteen months ended April 30, 2011 compared to your estimated
        average cost for fiscal 2011.

Business, page 83

5.   We reissue comment 13 of our letter dated June 9, 2011 in part. Please revise to clarify what you mean that your projected tenant allowances are "based on the real estate industry practices of the past twenty years." It is unclear, for example, whether you mean that landlords have offered similar levels of tenant allowances for the past twenty years, adjusted for inflation. Please clarify, for example, if the tenant allowances received the Company in the past two years is consistent with those over a longer period, or whether a weaker retail and commercial real estate environment have provided greater than normal tenant allowances. On page 20, you indicate you have been able to negotiate favorable tenant allowances in the past few years due to the economy. Thus, it is unclear why you believe you will continue to receive such favorable tenant allowances in the future if the economy recovers.

Certain Relationships and Related Party Transactions, page 129

Index to Consolidated Financial Statements, page F-1

6.   Please present an unaudited consolidated statement of changes in shareholders' deficit for the period from the latest fiscal year end of January 29, 2011 to the interim balance sheet date of April 30, 2011.

Notes to Unaudited Consolidated Financial Statements, page F-5

1. Summary of Significant Accounting Policies, page F-5

7.   Please disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or available to be issued. Refer to FASB ASC 855-10-50-1.

Exhibits

8.   We partially reissue comment 19 of our letter dated June 9, 2011. Please advise us whether perfection certificate for your credit agreement filed as Exhibit 10.2 has been executed and whether it will be filed as an exhibit or part of a revised Exhibit 10.2.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director